UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: March 31, 2026

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended: __________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Edgemode, Inc.

Full Name of Registrant

110 E. Broward Blvd., Suite 1700

Address of Principal Executive Office (Street and Number)

Ft. Lauderdale, FL 33301

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applic

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report portion thereof could not be filed within the prescribed time period.

Edgemode, Inc. (the “Company”) is unable to file the Quarterly Report on Form 10-Q for the three months ended March 31, 2026 (the “Form 10-Q”) in a timely manner without unreasonable effort or expense, as the Company is still compiling the necessary financial information to complete the filing due to challenges in preparing such financial information. The Company expects to file the Form 10-Q on or prior the fifteenth calendar day following the prescribed due date of the Annual Report.

Part IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Simon Wajcenberg	(954)	380-3343
(Name)	(Area Code)	(Telephone No.)

(2)	Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report net income of approximately $8.2 million for the three months ended March 31, 2026 (the “2026 Quarter”) as compared to a net loss of approximately $22.1 million for the three months ended March 31, 2025 (the “2025 Quarter”). Operating expenses for the 2026 Quarter were approximately $1.1 million compared to approximately $22.1 million for the 2025 Quarter. In the 2026 Quarter, the Company incurred stock-based compensation expense of approximately $250,000 compared to approximately $21.7 million for the 2025 Quarter. The stock-based compensation for the 2025 Quarter was related to the amendment of options to the officers of the Company.  Other income for the 2026 Quarter was approximately $9.8 million compared to other income of approximately $1.2 million for the 2025 Quarter. Other income in the 2026 quarter was comprised of approximately $900,000 in interest expense and approximately $10.7 million for the gain on the change in fair value of derivative liabilities. Other income in the 2025 quarter was primarily comprised of approximately $1.2 million for the gain on the change in fair value of derivative liabilities.

The expected results of operation set forth above are subject to change subject to the completion of the Company’s audit of its financial statements.

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                   Edgemode, Inc.

(Name of Registrant as Specified in Charter)

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 18, 2026	By:	/s/ Simon Wajcenberg
Simon Wajcenberg
	Title:	Chief Financial Officer

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